THE CAVALIER GROUP

December 21, 2005

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Ms. Pamela A. Long, Assistant Director

Dear Sirs:

Re:	The Cavalier Group Registration Statement on Form SB-2 Filed on December 21, 2005 File Number 333-127016

We have reviewed your comment letter dated November 28, 2005, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing. In addition, our letter provides either an explanation of our response or quotes the amended wording, as applicable. Please note that page references in the SB-2A4 filing refer to the formal EDGAR filing (hard copy attached) – not to the black-line version.

Please note that the address on the letter from your office is incorrect. We request that mail be addressed to us at the address noted at the bottom of this page and on the front page of the registration statement.

Dilution of the price You Pay for Your Shares

1.	In the second paragraph of this section we have amended the number of shares purchased by the eight individuals from 1,200,000 to 2,400,000 shares such that the paragraph now reads:

“Our net book value prior to the offering, based on our August 31, 2005 financial statements was $14,077 or approximately $0.0022 per common share. Prior to selling any shares in this offering, we had 6,400,000 shares of common stock outstanding comprised of 4,000,000 shares, at a price of $0.001 per share, which were purchased by the founding shareholder for $4,000 in cash and 2,400,000 shares which were purchased by eight individuals for $24,000 in cash, at a price of $0.01.”

2.	The post offering net tangible book value is calculated by dividing the sum of the net proceeds and the net book value by the total shares outstanding , i.e., the net tangible book value after the offering divided by the number of shares outstanding after the offering. The figures provided in the previous filing were in error that they included an amount for deferred offering

5728 – 125A Street, Surrey, B.C. V3X 3G8 Canada
Phone: (604) 597-0028 Fax: (604) 590-3123 e-mail: cavaliergroup@gmail.com

Ms. Pamela A. Long	2.
Securities & Exchange Commission
December 21, 2005

expenses which had, in fact, already been included in the net tangible book value (was counted twice); therefore there was a $5,000 error in the net tangible book value after the offering. The figures have been adjusted accordingly in the table and each occurrence of references to dilution throughout the section.

Plan of Distribution

3.

Mr. West will not be compensated for his services on the board in the same manner as Mr. Williams is not compensated for his services to the board and as has been stated in the filing. It is contemplated that, in the future, Mr West will be paid for specific services to Cavalier made in the exploration of our optioned property. Only after a public market and share trading price has been established for the shares of the Corporation an incentive stock option plan will be established for our officers, directors and employees. At that time stock options will be awarded to both Mr. West and Mr. Williams. He will otherwise be compensated as an employee for specific and direct work he performs during the exploration of our mineral claims. We have amended the registration statement at the end of this section and on page 46 under the discussion regarding employees to reflect the above and have added the following as a separate paragraph:

“Neither Mr. Williams or Mr. West will be compensated for their services on the Board of Directors. Mr. West will assist with the field work in the exploration of our optioned claim and will be paid for the specific services rendered on the same industry standard as other persons working on the project and which will be a reflection of local costs for the specified type of work. If, as and when a public market for Cavalier’s shares is established an incentive stock option plan will be established under which both Messrs. Williams and West will receive stock options.”

August 31, 2005 Financial Statements

Note 1: Basis of Presentation Page F-15

4.

The Notes to the August 31, 2005 interim unaudited financial statements have been revised to delete the reference to the filing of a 10-KSB in Note 1 as Cavalier has not filed a 10-KSB. The note has been changed to reflect the fact that they filing to which we refer is an SB-2, not a 10-KSB. The error in the filing occurred as the result of a mis- communication with our filing agent.

Yours truly,
THE CAVALIER GROUP

/s/ “Gerald W. Williams”

Gerald W. Williams
President